UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM SD

Specialized Disclosure Report

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Pulse Biosciences, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	001-37744	46-5696597
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3957 Point Eden Way

Hayward, California 94545

(Address of principal executive offices, including zip code)

Kevin P. Danahy

Chief Executive Officer

(510) 241-1077

(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

SECTION 1.    CONFLICT MINERALS DISCLSOSURE

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Pulse Biosciences, Inc.’s (the “Company’s”) Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022 is provided as Exhibit 1.01 hereto and is publicly available at www.pulsebiosciences.com.

The content of any website referred to in this Form SD or the related Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the related Conflict Minerals Report.

Item 1.02 Exhibit

In accordance with Rule 13p-1, and this Form SD, the Company is hereby filing its Conflict Minerals Report for the calendar year ended December 31, 2022 as Exhibit 1.01 to this report.

SECTION 2.    RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable

SECTION 3.    EXHIBITS

The following exhibits are filed as part of this report:

Item 3.01 Exhibits

Exhibit 1.01 — 2022 Conflict Minerals Report of Pulse Biosciences, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PULSE BIOSCIENCES, INC.

Date: May 31, 2023	By:	/s/ Kevin P. Danahy
Kevin P. Danahy
Chief Executive Officer (Principal Executive and Principal Financial Officer)